

November 28, 2007

Via Facsimile (540) 983-9468 and U.S. Mail

William R. Rakes, Esq.
Gentry Locke Rakes & Moore LLP
10 Franklin Road SE
Suite 800
Roanoke, VA 24011

> **Re:** **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 23, 2007 by the FNB Corporation Shareholders**
> **Committee**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed November 19, 2007 by the FNB Corporation Shareholders**
> **Committee**
> **File No. 000-24141**

Dear Mr. Rakes:

We have reviewed the above-referenced filings and have the following comments.

General

1. We reissue comment 2 from our November 16 letter in part. Please tell us whether you have considered disclosing correct information.

Soliciting Materials filed November 19, 2007

2. Avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without factual foundation. In the future, either disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. See, for example, the statement by Spencer Hall that "I don't think [the FNB security holders] will" vote for the merger proposal in the letter to the Roanoke Times.

3. Please ensure that in future materials you provide the necessary context to your disclosures. Refer to Rule 14a-9. In this respect, we note the following:

- Your continued reference to a February 2007 presentation by Davenport which appears to have been superseded by a June 2007 Davenport presentation and fairness opinion.

- Your reference to the fair price as determined by Dr. Bonomo which omits other fair prices also determined by Dr. Bonomo that were lower than the one referenced.

Revised Schedule 14A

Reasons to Vote "Against" the Proposed Merger, page 2

4.   We note your response to comment 5. Please revise your disclosure to briefly disclose your calculation, to note that the total additional earnings include reduction in expenses unrelated to the loan-to-deposit ratio and whether your total additional earnings are stated on a pre-tax or post-tax basis.

Background of the Solicitation, page 5

5.   Refer to your revised disclosure in response to comment 8. It is unclear why you state that Davenport "did not develop and present a financial analysis or outcomes" of the alternatives presented given the materials appearing in pages 17 to 36 of the presentation. Revise your disclosure accordingly.

Closing Comments

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions